EXHIBIT 99.2

R.A. Lenser and Associates, Inc.                         Phone: (281) 759-8860
Consulting Petroleum Engineers and Geologists              Fax: (281) 759-3513
                                                              www.ralenser.com
                               11757 Katy Freeway
                                    Suite 370
                              Houston, Texas 77079




                                 March 24, 2005






New  Century  Energy  Corp.
5851  San  Felipe,  Suite  775
Houston,  Texas  77057

Attention  Mr.  Edward  R.  DeStefano,  President

Dear  Mr.  DeStefano:

     As requested, we have made an estimate of the reserves and future production and income attributable to certain leasehold interests of New Century Energy Corp. as of January 1, 2005. This report is based on constant prices and costs as set forth in this letter. The subject properties are located in various fields in Mississippi, New Mexico, and Texas. The results of this study are summarized below:

                            New Century Energy Corp.
                     Estimated Net Reserves and Income Data
                   Attributable to Certain Leasehold Interests
                              As of January 1, 2005
                             ----------------------

                                Proved             Proved          Total
                             Producing        Undeveloped         Proved
                            ----------        -----------        -------
Remaining Reserves
------------------
Oil/Condensate - MBbls              99                  0             99
Gas - MMCF                         151                879           1030

Income Data
-----------
Future Gross Revenue       $ 4,987,202        $ 4,482,160     $ 9,469,361
Deductions                   2,499,564          1,668,984       4,168,548
                             ----------       -----------     -----------
Future Net Income          $ 2,487,637        $ 2,813,175     $ 5,300,814

Discounted FNI @ 10%       $ 1,787,812        $ 1,969,118     $ 3,756,930

 From Landmark Graphics' "Aries" (totals shown above may not add to the summary cash flow tables due to rounding).

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                                    Possible
                                  Undeveloped
                                  -----------

            Remaining Reserves
            ------------------
            Oil/Condensate - MBbls                          0
            Gas - MMCF                                   8838


            Income Data
            -----------
            Future Gross Revenue                  $45,074,890
            Deductions                             10,319,303
                                                   ----------
            Future Net Income                     $34,755,590

            Discounted FNI @10%                   $14,732,150


     The discounted future net income shown above is based on a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at five other discount rates, which are compounded monthly. These data are shown on each estimated projection of future production and income presented in a later section of this report and are summarized as follows:

            Discounted Rate                             Total
               Percent                                 Proved
            --------------                             ------

                 10                               $ 3,756,930
                 15                               $ 3,235,952
                 20                               $ 2,820,254
                 25                               $ 2,482,924
                 30                               $ 2,205,316
                 35                               $ 1,974,098

     These data are presented for your information and should not be construed as our estimate of fair market value.

     Liquid Hydrocarbon Volumes are expressed in thousands of barrels (MBbls). A barrel is equivalent to 42 United States gallons. Gas Volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure base of the various states.

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Reserve  Definitions
--------------------

     The proved reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by various Commission Staff Accounting Bulletins and to the definitions endorsed by the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers (SPEE) and the World Petroleum Congresses (WPC). Definitions of these reserves are included immediately following this letter.


Estimate  of  Reserves
----------------------

     Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the analysis of each reservoir was tempered by experience in the area, stage of development, quality and completeness of basic data, and production history.


     Where applicable, the volumetric method was employed for determining the original quantities of hydrocarbons in place. Structural and isopachous maps were furnished by New Century Energy Corp. and, after evaluation by us, were accepted as correct. These data were used in determining reservoir volumes. In some cases drainage areas were assigned based on analogy. Electrical logs, core analysis, and other available data were used to determine representative values for porosity and interstitial water saturation. Reserves based upon volumetric calculations or other methods such as analogy with offset wells are usually subject to greater revision than those based upon production and/or pressure performance data. Therefore, it may be necessary to revise these estimates up or down in the future as more reliable engineering data becomes available.

     Reserves of depletion-type reservoirs or those whose performance disclosed reliable decline in production-rate trends or other diagnostic characteristics were estimated by the application of appropriate decline curves or other performance relationships. In the analysis of production decline curves, reserves were established only to a calculated economic limit.


Estimate  of  Future  Producing  Rates
--------------------------------------

     Initial production rates were based on the current rates for those reservoirs now on production. If no production decline was established, a decline profile analogous to similar wells was used. If a decline trend was established, this trend was used as the basis for estimating future rates.


Product  Prices
---------------

     At the request of New Century Energy Corp. this report was prepared using liquid hydrocarbon and gas prices in effect on December 31, 2004.

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Liquid  Hydrocarbon  Prices
---------------------------

     For the current report, New Century Energy Corp. provided the oil / condensate prices for each lease. The individual prices were held constant over the life of the reserves with no future price escalation due to inflation. The overall average price for the proved oil/condensate reserves is $ 41.43 per barrel and accounts for 43.3 percent of the future gross income from all proved reserves.


Gas  Prices
-----------

     For the current report, New Century Energy Corp. provided gas prices for each lease. The individual prices were held constant over the life of the reserves with no future price escalation due to inflation. The resulting overall average price for the gas reserves is $ 5.22 per MCF and accounts for 56.7 percent of the future gross income from all proved reserves.


Income  Data
------------

     The future gross revenue is determined before deduction of production and ad valorem taxes. Future net income is determined after deduction of the normal costs of operating the wells, development costs, production taxes and ad valorem taxes. The operating costs, and development costs were held constant with no
future  price  escalation  due  to  inflation.   The future net income is before
deduction of state and federal income taxes and has not been adjusted for outstanding loans which may exist. It does not include any adjustment for cash on hand or undistributed income.

     Neither the salvage value of lease equipment nor the cost to abandon the properties has been considered in this study.

     Table A presents a summary of the 8/8ths reserves, interests and prices for the subject properties by well. Table B presents a summary of net reserves and income data for the subject properties by well and Table C presents a summary of proved net reserves and income data ranked by 10% discounted future net income. Tables 1 through 4 are the Grand Summaries and Tables 5 through 34 are individual well cashflows alphabetically by field, and then by well. Adjacent to each table, which represents our estimated projections for a particular property, is a production decline curve which graphically illustrates past hydrocarbon production history and our estimated projection of future production.


General
-------

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales volumes and the prices received from the reserves, along with the costs incurred in recovering such reserves, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

     We are qualified to perform engineering evaluations and do not claim expertise in accounting or legal matters. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and; therefore, our conclusions necessarily represent only our best-informed professional judgments.


     The titles to the properties have not been examined by R. A. Lenser and Associates, Inc. nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from New Century Energy Corp. and were accepted as accurate. For the purposes of this report, a field inspection of the properties was not performed nor was the mechanical operation or condition of the wells and their related facilities examined. We have not investigated possible environmental liability related to the properties and; therefore, our estimates do not include any potential liability to restore and clean up any damages caused by past operations.


     We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office and are available for review.

                                   Very truly yours,

                                   R. A. LENSER AND ASSOCIATES, INC.

                                   /s/ Ronald A. Lenser
                                   ---------------------
                                   Ronald A. Lenser
                                   Registered Professional Engineer
                                   PE No.  30558

RAL/rsr

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